SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                          Greater Rome Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Greater Rome Bancshares, Inc.
                                 Robert L. Berry
                               Frank A. Brown, Jr.
                             Thomas D. Caldwell, III
                                Gene G. Davidson
                               Henry Haskell Perry
                               Bradford Lee Riddle
                                M. Wayne Robinson
                                  Dale G. Smith
                                  Paul E. Smith
                                Martha B. Walstad
                                Edwin C. Watters
                                E. Grey Winstead
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Thomas D. Caldwell, III
                      President and Chief Executive Officer
                          Greater Rome Bancshares, Inc.
                           1490 Martha Berry Boulevard
                               Rome, Georgia 30165
                                 (706)295-9300
--------------------------------------------------------------------------------
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6952

         This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

-----------------------                          ---------------------
Transaction valuation(1)                         Amount of filing fee(2)
-----------------------                          ---------------------
$ 4,140,000                                      $ 828
-----------------------                          ---------------------

(1) For purposes of calculating the fee only. This amount assumes the acquisition of 230,000 shares of common stock of the subject company for $18.00 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.
(2) The filing fee was previously paid with registrant's initial Schedule 13E-3 filed with the Securities and Exchange Commission on September 24, 2002.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                       Filing Party:

Form or Registration No.:                        Date Filed:

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


Item 1.    Summary Term Sheet

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

Item 2.    Subject Company Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF GREATER ROME--Business of Greater Rome and Greater Rome Bank, --Description of Common Stock and --Dividend Policy" and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

Item 3.    Identity and Background of Filing Person

           The filing person and the subject company are the same person. Information regarding the persons specified in Instruction C to the
           Schedule is incorporated herein by reference to the section of
           Exhibit 1 entitled "DESCRIPTION OF GREATER ROME--Directors and Executive Officers."

Item 4.    Terms of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS --Voting at the Special Meeting and --Dissenters' Rights," "SPECIAL FACTORS--Purpose of the Recapitalization Plan, --Alternatives Considered by the Board of Directors, and --Federal Income Tax Consequences of the Plan," "DESCRIPTION OF THE RECAPITALIZATION PLAN," and "DESCRIPTION OF GREATER ROME--Description of Common Stock."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates" and "DESCRIPTION OF GREATER ROME--Related Party Transactions."

Item 6.    Purposes of the Transaction and Plans or Proposals

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE RECAPITALIZATION PLAN," "DESCRIPTION OF GREATER ROME--Dividend Policy, --Directors and Executive Officers and --Description of Common Stock," and "SPECIAL FACTORS--Purpose of the Recapitalization Plan."

Item 7.    Purposes, Alternatives, Reasons and Effects

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK--Risk Factors," "SPECIAL
           FACTORS--Purpose of the Recapitalization Plan, --Reasons for the

           Recapitalization, --Alternatives Considered by the Board of Directors, --Effect of the Recapitalization Plan on Greater Rome and Its Shareholders, --Pro Forma Effect of the Recapitalization Plan and --Federal Income Tax Consequences of the Recapitalization Plan."

Item 8.    Fairness of the Transaction

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Alternatives Considered by the Board of Directors, -- Recommendation of the Board of Directors; Fairness of the Recapitalization Plan, --Greater Rome's Determination of Fairness of the Recapitalization Plan, --Greater Rome Affiliates' Determination of Fairness of the Recapitalization Plan, and --Alternatives Considered by the Board of Directors."

Item 9.    Reports, Opinions, Appraisals and Negotiations

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--The Financial Solutions Opinion."

Item 10.   Source and Amount of Funds or Other Consideration

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE RECAPITALIZATION PLAN--Sources of Funds and Expenses."

Item 11.   Interest in Securities of the Subject Company

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates and --Recent Affiliate Transactions."

Item 12.   The Solicitation or Recommendation

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Recapitalization Plan."

Item 13.   Financial Statements

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Pro Forma Effect of the Recapitalization Plan" and the financial statements beginning on page F-1, as listed on under the heading "INDEX TO FINANCIAL STATEMENTS."

Item 14.   Persons/Assets Retained, Employed, Compensated or Used

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies" and "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK--Plan of Distribution."

Item 15.   Additional Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS" and "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK."


Item 16.   Exhibits.

           1. Registrant's proxy statement/prospectus and related cover letter, which is incorporated by reference to the registrant's Schedule 14A filed with the Securities and Exchange Commission on September, 24, 2002.

           2. Opinion of Financial Solutions dated July 3, 2002.*

           3. Consent of Financial Solutions dated September 23, 2002.

           4. Consent of Porter Keadle Moore, LLP dated September 23, 2002.

           5. Revolving Line of Credit Agreement dated January 31, 2001 by and between Greater Rome Bancshares, Inc. and Sun Trust Bank (without exhibits).
           6. Consent of Porter Keadle Moore, LLP dated November 5, 2002.

           *  Previously filed.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 5, 2002

                                       GREATER ROME BANCSHARES, INC.

                                       By: /s/ Thomas D. Caldwell, III
                                          -----------------------------------
                                       Thomas D. Caldwell, III
                                       President and Chief Executive Officer


                                       Greater Rome Bancshares, Inc. Affiliates

                                       By: /s/ Robert L. Berry
                                          -----------------------------------
                                       Robert L. Berry

                                       By: /s/ Frank A. Brown, Jr.
                                          -----------------------------------
                                       Frank A. Brown, Jr.

                                       By: /s/ Thomas D. Caldwell, III
                                          -----------------------------------
                                       Thomas D. Caldwell, III

                                       By: /s/ Gene G. Davidson
                                          -----------------------------------
                                       Gene G. Davidson

                                       By: /s/ Henry Haskell Perry
                                          -----------------------------------
                                       Henry Haskell Perry

                                       By: /s/ Bradford Lee Riddle
                                          -----------------------------------
                                       Bradford Lee Riddle

                                       By: /s/ M. Wayne Robinson
                                          -----------------------------------
                                       M. Wayne Robinson

                                       By: /s/ Dale G. Smith
                                          -----------------------------------
                                       Dale G. Smith

                                       By: /s/ Paul E. Smith
                                          -----------------------------------
                                       Paul E. Smith

                                       By: /s/ Martha B. Walstad
                                          -----------------------------------
                                       Martha B. Walstad

                                       By: /s/ Edwin C. Watters
                                          -----------------------------------
                                       Edwin C. Watters

                                       By: /s/ E. Grey Winstead, III
                                          -----------------------------------
                                       E. Grey Winstead, III

                                  EXHIBIT INDEX


Exhibits.

     1. Registrant's proxy statement/prospectus and related cover letter which is incorporated by reference to the registrant's Schedule 14A filed with the Securities and Exchange Commission on September, 24, 2002, as amended.

     2.  Opinion of Financial Solutions dated July 3, 2002.*


     3.  Consent of Financial Solutions dated September 23, 2002.

     4.  Consent of Porter Keadle Moore, LLP dated September 23, 2002.

     5. Revolving Line of Credit Agreement dated January 31, 2001 by and between Greater Rome Bancshares, Inc. and SunTrust Bank (without exhibits).

     6.  Consent of Porter Keadle Moore, LLP dated November 5, 2002.

     *   Previously filed.

Exhibit 2

                              FINANCIAL SOLUTIONS

  Kroger Center o 2965 Flowers Road South o Suite 112 o Atlanta, Georgia 30341
                        (404) 457-7394 FAX (404) 457-7396


                     A Division of Financial Solutions, Inc.


                    A Community Bankshares Company in Georgia

                                  July 3, 2002

Mr. E. Grey Winstead, III
Chief Financial Officer
Greater Rome Bank
1490 Martha Berry Blvd.
PO Box 5271
Rome, GA  30162-5271

     Re: Evaluation of the fair market value of common stock of Greater Rome Bancshares, Inc. (GRB), Rome, Floyd County, Georgia, as of March 31, 2002

Dear Mr. Winstead:

     Financial Solutions has been engaged to make a determination of the fair market value of the common stock of Greater Rome Bancshares, Inc. as of March 31, 2002. The Board of Directors of GRB anticipates initiating [a] reverse split reducing the outstanding common stock. This valuation is to facilitate that action. The evaluation is performed through a review of financial reports and other information furnished by the company without further audit by Financial Solutions.

BACKGROUND

     GRB is a one-bank holding company located in Rome, Floyd County, Georgia. Its only material asset is 100% of the outstanding common stock of Greater Rome Bank. The bank was organized de novo in 1996 and maintains offices only in Floyd County, GA. The bank has total assets of $116.4 million. During its early years the bank experienced start up losses consistent with most start up de novo banks; however [in] the last two years profitability has been established.

METHODOLOGY

     The common stock of the company is evaluated initially through the application of three formulas across a range of 5 points creating a matrix of values with the valuation of the stock being determined within the matrix based principally on the operating condition of the bank as judged by regulatory authorities and the economic rankings of the market in which the bank operates.

     The three formulas are as follows:

     1) Multiple of book value - The book value of the common stock of the bank adjusted to reflect excess[es] or deficiencies in capital adequacy and loan loss reserve ($13.66) is multiplied by factors ranging from 1 on the low end and 2 on the high end.

     2) Multiple of earnings - The average earnings per share ($1.14) are multiplied by factors ranging from 10-18.

     3) Return of premium - This is the dollars per share equal to book value plus per share earnings necessary to return a premium over five time horizons ranging from 2 years to 4 years.

     Application of the foregoing produces the matrix of values shown on the attached schedule. [U]sing the averages reflect[ed] on the matrix and based upon the analysis discussed above, the market indicator for the stock value is $21.86. The quality of operations indicator will establish the value of $19.81 or an average value of $20.83.

CONCLUSIONS

     The above valuation represents the stock value based upon the total value of the bank. Minority shares marketed separately command a lower value. GRB stock is thinly traded [and] because of the limited marketability [a] 15% discount of the whole-bank value is deemed appropriate to arrive at the value of a minority share. Accordingly, the fair value of minority share of the common stock based on the foregoing analysis is $17.70.

     It is anticipated that de novo bank stocks will trade at their original sales price, $10.00 in this case, during the early years. Community bank stocks generally trade in the local market at book value ($13.66) absent the corporation publicly supporting a different price. The limited number of trades, which have occurred in GRB stock, indicate a street premium of approximately 20% or a trading price of $16.50.

     Considering all the above it is our judgment that the fair market value of GRB in the current market is $17.10.

     Thank you for the opportunity to assist you in the valuation. Should you have any questions concerning our findings, please don't hesitate to contact me.

                                                     Yours truly,

                                                     /s/ Robert M. Moler

                                                     Robert M. Moler
                                                     Executive Vice President
RMM/sco
Enclosure

                                 COMMON STOCK VALUE MATRIX
                                     GREATER ROME BANK
                                    As of March 31, 2002


TOTAL ASSETS                                             $116,439.00
GROSS LOANS                                               $81,086.00
ALLOWANCE FOR LOAN LOSSES                                    $934.00

TOTAL EQUITY CAPITAL                                       $9,606.00


NET EARNINGS                                               $1,010.00
    THIS YEAR                                                $735.00
    PRIOR YEAR I                                             $652.00
    PRIOR YEAR 2                                             $799.00
        AVERAGE

CAPTIAL ADEQUACY
    8% OF ASSETS                                           $9,606.00
    EXCESS (DEFICIENCY)                                      $290.88
ALLOWANCE ADEQUACY
    EXCESS > 1.5%
    (deficiency < 1.00%)                                       $0.00


SHARES OUTSTANDING                                               703


                                  VALUE MATRIX

                                                           LOW-                           HIGH-
MEASUREMENT                      LOW       MEDIUM         MEDIUM          MEDIUM          HIGH
MULTIPLE OF BOOK VALUE         $13.66      $16.98         $20.29          $23.60         $26.91

MULTIPLE OF EARNINGS           $11.37      $13.64         $15.91          $16.18         $20.46

RETURN OF PREMIUM              $15.94      $16.51         $17.07          $17.64         $18.21

AVERAGES                       $13.66      $15.71         $17.76          $19.81         $21.86

Exhibit 3



                         CONSENT OF FINANCIAL SOLUTIONS

We consent to the inclusion of our opinion letter dated July 3, 2002 as an exhibit to the Transaction Statement on Schedule 13e-3 for Greater Rome Bancshares, Inc. filed with the Securities and Exchange Commission on September 24, 2002, to all references to our firm and our opinion contained in the proxy statement/prospectus attached as an exhibit to such Schedule 13e-3, and to the delivery of our opinion to shareholders of Greater Rome Bancshares, Inc. upon their request.


September 23, 2002
Atlanta, Georgia
                                         FINANCIAL SOLUTIONS


                                         By: /s/ Robert M. Moler
                                            ----------------------------
                                         Name: Robert M. Moler
                                              --------------------------
                                         Title: Executive Vice President
                                               -------------------------

Exhibit 4

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




We have issued our report dated February 8, 2002, accompanying the financial statements of Greater Rome Bancshares, Inc. included as an attachment to the Proxy Statement and Transaction Statement on Schedule 13e-3 dated September 24, 2002. We hereby consent to the inclusion of the aforementioned report in the attachment to the Proxy Statement and Transaction Statement on Schedule 13e-3.



                                          /s/PORTER KEADLE MOORE, LLP





Atlanta, Georgia
September 23, 2002

Exhibit 5

                      REVOLVING CREDIT/TERM LOAN AGREEMENT

                                  $2,000,000.00

                                 By and Between

                          GREATER ROME BANCSHARES, INC.

                                       and

                                  SUNTRUST BANK

                             Dated: January 31, 2001

                      REVOLVING CREDIT/TERM LOAN AGREEMENT


     THIS REVOLVING CREDIT AGREEMENT dated as of January 31, 2001 between Greater Rome Bancshares, Inc., a Georgia corporation, whose principal place of business is at 1490 Martha Berry Boulevard, Rome, Georgia 30162 (the "Borrower") and SunTrust Bank, a Georgia banking corporation whose principal place of business is at 25 Park Place, Atlanta, Georgia 30303 (the "Lender"). The parties hereto hereby agree as follows:

                                    ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

     Section 1.01. Defined Terms. As used in this Agreement, the following terms have the following meanings (terms defined in the singular to have same meaning when used in the plural and vice versa):

     "Acquisition" means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Borrower or any of its Subsidiaries (i) acquires any going business or all or substantially all of the assets of any firm, corporation or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership, association, joint venture or similar business organization.

     "Adequately Capitalized" means "adequately capitalized" for purpose of 12 U.S.C. 1831 (o) and any rules and regulations issued thereunder (including, without limitation, 12 C.F.R. 565.4), as amended, supplemented or otherwise modified from time to time.

     "Advance" shall mean a disbursement of principal made pursuant to this Agreement, collectively referred to as "Advances".

     "Affiliate" means any Person (1) which directly or indirectly controls, or is controlled by, or is under common control with the Borrower or a Subsidiary;
(2) which directly or indirectly beneficially owns or holds five percent (5.0%) or more of any class of voting stock of the Borrower or any Subsidiary; or (3) five percent (5.0%) or more of the voting stock of which is directly or indirectly beneficially owned or held by the Borrower or a Subsidiary. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

     "Agreement" means this Revolving Credit Agreement, as amended, supplemented, or modified from time to time.

     "Banking Subsidiary" means each Subsidiary of Borrower that is banking association or banking corporation organized under either the laws of the United States or of a state in the United States. Set forth in Exhibit A is a complete and accurate list of the Banking Subsidiaries, showing the jurisdiction of organization of each and showing the percentage of the Borrower's ownership of the outstanding stock of each Banking Subsidiary.

     "Business Day" means any day other than a Saturday, Sunday, or other day on which commercial banks in Georgia are authorized or required to close under the laws of the State of Georgia.

     "Call Reports" means, with respect to any Banking Subsidiary, such Banking Subsidiary's Consolidated Reports of Condition and Income filed with such Banking Subsidiary's applicable Regulatory Authority.

     "Capital Lease" means all leases which have been or should be capitalized on the books of the lessee in accordance with GAAP.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations and published interpretations thereof.

     "Collateral" means all property which is subject to the Lien granted by any Loan Document, including, without limitation, the real and personal property identified and described on Exhibit B attached hereto and incorporated herein.

     "Commitment" means the Lender's obligation to make Loans to the Borrower pursuant to Section 2.01 in the maximum aggregate amount referred to therein.

     "Commonly Controlled Entity" means an entity, whether or not incorporated, which is under common control with the Borrower within the meaning of Section 414(b) or 414(c) of the Code.

     "Consolidated Financial Statements" means the Consolidated Financial Statements for Bank Holding Companies With Total Consolidated Assets of $150 Million or More, or With More Than One Subsidiary Bank - FR Y-9C, as such report may be amended or modified from time to time, and any similar report required to be filed by the Borrower.

     "Debt" means (1) indebtedness or liability of Borrower or any Subsidiaries for borrowed money; (2) obligations of Borrower or any Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments; (3) obligations of Borrower or any Subsidiaries for the deferred purchase price of property or services (including trade obligations); (4) obligations of Borrower or any Subsidiaries as lessee under Capital Leases; (5) liabilities of Borrower or any Subsidiaries in respect of unfunded vested benefits under Plans covered by ERISA; (6) all guarantees, endorsements (other than for collection or deposit in the ordinary course of business), interest rate swaps, and other contingent obligations of Borrower or any Subsidiaries to purchase, to provide funds for payment, to supply funds to invest in any Person or entity, or otherwise to assure a creditor against loss (except loans or letters of credit made or issued in the ordinary course of business); and (7) obligations of Borrower or any Subsidiaries, other than obligations as a lender, secured by any Liens, whether or not the obligations have been assumed. The term "Debt" does not include any deposit liabilities of any Banking Subsidiary.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereof.

     "Event of Default" means any of the events specified in Section 8.01, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

     "GAAP" means generally accepted accounting principles in the United States.

     "Governmental Authority" means any nation or government, any state or political subdivision thereof and any entity or agency exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

     "Lien" means the charge, encumbrance, security interest, or right of the Bank in property created by any Loan Document or any other mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as of the foregoing, or the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing).

     "Loan" shall mean the Revolving Credit and the Term Loan, as those terms are defined in Sections 2.01 and 2.05 of this Agreement.

     "Loan Document" means this Agreement, the Note, the Security Agreement, or any deed to secure debt, mortgage, deed of trust, pledge agreement, security agreement, or other agreement evidencing, securing or otherwise executed in connection with the Loan (two or more of the foregoing being also referred to collectively herein as the "Loan Documents").

     "Material Adverse Effect" means a material adverse effect on (i) the business, Property, condition (financial or otherwise), results of operations, or prospects of the Borrower and its Subsidiaries taken as a whole, (ii) the ability of the Borrower to perform its obligations under the Loan Documents, or
(iii) the validity or enforceability of any of the Loan Documents or the rights or remedies of the Lender hereunder.

     "Multiemployer Plan" means a Plan described in Section 4001(a)(3) of ERISA.

     "Non-Performing Assets" means the total of (i) Non-Performing Loans, (ii) Other Real Estate Owned and (iii) without duplications for amounts included as Other Real Estate Owned, property acquired pursuant to in substance foreclosures.

     "Non-Performing Loans" means the total of (i) loans which are placed on a non-accrual status, (ii) loans which are past due 90 days or more and are still accruing, and (iii) loans and leases restructured and in compliance with modified terms, in each case determined for the Borrower and its Subsidiaries on a consolidated basis in a manner consistent with that used in preparing the Borrower's December 31, 1999 Consolidated Financial Statements.

     "Note" shall mean the Revolving Credit/Term Note described in Section 2.07 of this Agreement.

     "Other Real Estate Owned" means Other Real Estate Owned as defined in 12 C.F.R. ss.7.3025 (1989), as such regulation may be amended or supplemented from time to time, determined for the Borrower and its Subsidiaries on a consolidated basis in a manner consistent with that used in preparing the Borrower's December 31, 1999 Consolidated Financial Statements.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority, Regulatory Authority or other entity of whatever nature.

     "Plan" means any pension plan which is covered by Title IV of ERISA and in respect of which the Borrower or a Commonly Controlled Entity is an "employer" as defined in Section 3(5) of ERISA.

     "Prime Rate" means the rate of interest announced by the Lender from time to time as its prime commercial lending rate, which rate is not necessarily the lowest rate of interest charged by the Lender to its borrowers.

     "Principal Office" means the Lender's office at 25 Park Place, Atlanta, Georgia 30303.

     "Prohibited Transaction" means any transaction set forth in Section 406 of ERISA or Section 4975 of the Code.

     "Regulatory Authority" or "Regulatory Authorities" means the Federal Reserve Board and, as applicable, the Department of Banking of a state of the United States, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and any other agency with regulatory control over Borrower, or any Subsidiary.

     "Reportable Event" means any of the events set forth in Section 4043 of ERISA.

     "Revolving Maturity Date" shall mean January 31, 2003.

     "Security Agreement" means the Stock Pledge and Security Agreement in substantially the form of Exhibit C, to be delivered by the Borrower under the terms of this Agreement.

     "Subsidiary" means, as to the Borrower, a corporation of which shares of stock having ordinary voting power (other than stock having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation are, at the time, owned, or the management of which corporation is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by the Borrower. The term "Subsidiary" shall specifically include the Banking Subsidiaries.

     "Term Loan Maturity Date" shall mean January 31, 2008.

     "Tier I Capital" means those components of the equity capital of the Borrower or of any Banking Subsidiary which, in the aggregate, constitute the core or primary capital of the Borrower or Banking Subsidiary, as those components are determined and defined from time to time by the Regulatory Authority having primary jurisdiction over the Borrower or any Banking Subsidiary.

     "Tier II Capital" means those components of the equity capital of the Borrower or of any Banking Subsidiary which, in the aggregate, constitute the supplementary capital of the Borrower or Banking Subsidiary, as those components are determined and defined from time to time by the Regulatory Authority having primary jurisdiction over the Borrower or any Banking Subsidiary.

     "Total Capital" means the total of the amounts of Tier I Capital and Tier II Capital that qualify, under the applicable regulations of the Regulatory Authority having primary jurisdiction over the Borrower or any Bank Subsidiary, for inclusion in the computation of leverage capital requirements and risk-weighted capital requirements.

     "Well-Capitalized" means "well-capitalized" for purposes of 12 U.S.C. 1831(o) and any rules and regulations issued thereunder (including, without limitation, 12 C.F.R. 565.4), as amended, supplemented or otherwise modified from time to time.

     Section 1.02. Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP consistent with those applied in the preparation of the financial statements referred to in Section 4.04, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles.

                                   ARTICLE II

                          AMOUNT AND TERMS OF THE LOAN

     Section 2.01. Revolving Credit. Subject to and upon the terms and conditions set forth in this Agreement, the Lender hereby establishes until the Revolving Maturity Date a revolving credit facility in favor of the Borrower not to exceed Two Million and no/100 dollars ($2,000,000.00) in aggregate principal amount at any one time outstanding (the "Revolving Credit"). Within the limits of the Revolving Credit, the Borrower may borrow, repay and reborrow under the terms of this Agreement; provided, however, the Borrower may neither borrow nor reborrow should there exist an Event of Default.

     Section 2.02. Interest on the Revolving Credit. The Borrower shall pay interest to the Lender on each Advance comprising the unpaid principal balance from time to time outstanding under the Revolving Credit from the date hereof until the Revolving Maturity Date, whether by acceleration or otherwise, at a rate per annum calculated on the basis of a 360 day year and upon the actual days elapsed, equal to the Prime Rate minus one percent (1.0%). Any change in the interest rate resulting from a change in the Prime Rate shall become effective as of the opening of business on the day on which such change in the Prime Rate shall become effective.

     Section 2.03. Method of Making Interest Payments. The Borrower shall pay accrued but unpaid interest on the Revolving Credit on March 31, June 30, September 30 and December 31 of each year and upon the Revolving Maturity Date, which payments of interest shall commence on March 31, 2001.

     Section 2.04. Method of Making Advances Under the Revolving Credit. When the Borrower desires an Advance under the Revolving Credit, the Borrower shall advise the Lender as to the amount of such Advance by giving to the Lender either written or telephonic notice thereof before 10:00 a.m. on the Business Day on which the Advance is desired.

     Section 2.05. Term Loan. The Lender agrees on the terms and conditions hereinafter set forth to make a term loan (the "Term Loan") to the Borrower on the Revolving Maturity Date in a principal amount equal to the aggregate principal amount of Advances under the Revolving Credit then outstanding. The principal of the Term Loan shall be repaid in twenty (20) consecutive equal installments, each in an amount equal to five percent (5%) of the original principal amount of the Term Loan due and payable on March 31, June 30, September 30 and December 31 of each year and on the Term Loan Maturity Date. The first such installment of principal shall be due and payable on March 31, 2003 and the final such installment of principal shall be due and payable on the Term Loan Maturity Date; provided, however, that the last such installment shall be in an amount necessary to repay in full the unpaid principal balance of the Term Loan, if any, and all accrued but unpaid interest thereon.

     Section 2.06. Interest on the Term Loan. The Borrower shall pay interest to the Lender on the outstanding and unpaid principal amount of the Term Loan at a rate per annum calculated on the basis of a 360-day year and upon the actual days elapsed, equal to the Prime Rate minus one percent (1.0 %). Any change in the interest rate resulting from a change in the Prime Rate shall become effective as of the opening of business on the day on which such change in the Prime Rate shall become effective.

     Section 2.07. Note. The Borrower's obligation to the Lender under the Revolving Credit and the Term Loan will be evidenced by the Revolving Credit/Term Note substantially in the form of Exhibit D attached hereto with blanks appropriately filled in and payable to the order of the Lender.

     Section 2.08. Method of Payment. The Borrower shall make each payment under this Agreement and under the Note on the date when due in lawful money of the United States to the Lender at its Principal Office in immediately available funds. The Borrower hereby authorizes the Lender, if and to the extent payment is not made when due under this Agreement and under the Note, to charge from time to time against any account of the Borrower with the Lender any amount so due. Whenever any payment to be made under this Agreement or under the Note shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

     Section 2.09. Prepayment. The Borrower may, upon at least ten (10) Business Days' notice to the Lender, prepay the Note in whole or in part with accrued interest to the date of such prepayment on the principal amount prepaid.

     Section 2.10. Use of Proceeds. The proceeds of the Revolving Credit shall be used by the Borrower for general corporate purposes to include the purchase of shares of Greater Rome Bancshares, Inc. The Borrower will not, directly or indirectly, use any part of such proceeds for the purpose of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or to extend credit to any Person for the purpose of purchasing or carrying any such margin stock, or for any purpose which violates, or is inconsistent with, Regulation X of such Board of Governors.

     Section 2.11. Risk-Based Capital. In the event the Lender determines that
(1) compliance with any judicial, administrative, or other governmental interpretation of any law or regulation or (2) compliance by the Lender or any corporation controlling the Lender with any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) has the effect of requiring an increase in the amount of capital required or expected to be maintained by the Lender or any corporation controlling the Lender, and the Lender determines that such increase is based upon its obligations hereunder, and other similar obligations, the Borrower shall pay to the Lender such additional amount as shall be certified by the Lender to be the amount allocable to the Lender's obligations to the Borrower hereunder (the "Risk Based Capital Compensation"). The Lender will notify the Borrower of any event occurring after the date of this Agreement that will entitle the Lender to Risk Based Capital Compensation pursuant to this Section 2.11 as promptly as practicable after it obtains knowledge thereof and determines to request such Risk Based Capital Compensation. Determinations by the Lender for purposes of this Section 2.11 of the effect of any increase in the amount of capital required to be maintained by the Lender and of the amount allocable to the Lender's obligations to the Borrower hereunder shall be conclusive, provided that such determinations are made on a reasonable basis.

                                   ARTICLE III

                              CONDITIONS PRECEDENT

     Section 3.01. Conditions Precedent to the Initial Advance. The obligation of the Lender to make the initial Advance to Borrower under the Revolving Credit is subject to the conditions precedent that the Lender shall have received on or before the day of such Advance each of the following, in form and substance satisfactory to the Lender and its counsel:

     (1) Note. The Note duly executed by the Borrower;

     (2) Security Agreement. A Security Agreement executed and delivered by Borrower to Lender in the form of Exhibit B attached hereto pursuant to which Borrower shall agree to pledge and assign to Lender and to grant to Lender a first-priority security interest in, all right, title, and interest of the Borrower in and to all common stock of Greater Rome Bank, registered in the name of (or in street name or otherwise) or owned by Borrower and all proceeds of such shares, together with such stock certificates, stock papers, and financing statements as Lender deems necessary to perfect the security interest of Lender in the Collateral;

     (3) Evidence of All Corporate Action by the Borrower. Certified (as of the date of this Agreement) copies of all corporate action taken by the Borrower, including resolutions of its Board of Directors authorizing the execution, delivery, and performance of (i) the Loan Documents to which it is a party and
(ii) each other document to be delivered pursuant to this Agreement;

     (4) Incumbency and Signature Certificate of the Borrower. A certificate (dated as of the date of this Agreement) of the Secretary of Borrower certifying the names and true signatures of officers of the Borrower authorized to sign the Loan Documents to which it is a party;

     (5) Opinion of Counsel for the Borrower. A favorable opinion of legal counsel for the Borrower, in substantially the form of Exhibit E, and as to such
                                                       ---------
other matters as the Lender may reasonably request;

     (6) Officer's Certificate. A certificate signed by a duly authorized officer of Borrower dated the date of this Agreement, in substantially the form of Exhibit F;
   ---------

     (7) Additional Documentation. Such other approvals, opinions, or documents as the Lender may reasonably request;

     (8) Regulatory Approval. Copies of any and all necessary Regulatory Authority approvals;

     (9) Insurance Certificates. Certificates or policies of insurance evidencing compliance with the applicable provisions of this Agreement.

     Section 3.02. Conditions Precedent to Subsequent Advances and the Term Loan. The obligation of the Lender to make subsequent Advances under the Revolving Credit, and to make the Term Loan, is subject to the conditions precedent that the Lender shall have received, in form and substance satisfactory to it, each of the following documents, and that each of the conditions described below is fulfilled to the satisfactory of the Lender at the time of each subsequent Advance or the Term Loan, whichever is applicable: (i) if applicable, a request for Advance pursuant to Section 2.04 hereof; and (ii) the representations and warranties contained in Article IV hereof and each of the other Loan Documents shall be correct on and as of those dates, except to the extent that such representations and warranties relate solely to an earlier date, and on each of such dates, no event, act or condition shall have occurred or be continuing, or would result from the Advance requested or the making of the Term Loan, which constitutes an Event of Default or would constitute an Event of Default but for the requirement that notice be given or time elapse, or both. The submission by the Borrower of an oral or written request for an Advance shall constitute a representation and warranty as to the correctness of the above facts, and if requested by the Lender with respect to such Advance or the Term Loan, the

     Borrower shall furnish to the Lender a written certificate of an officer of the Borrower, satisfactory in form and substance to the Lender, as to the correctness of the same.



                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     In order to induce the Lender to enter into the Agreement and to make Advances under the Revolving Credit, the Borrower represents and warrants to the Lender that:

     Section 4.01. Incorporation, Good Standing, and Due Qualification. The Borrower and each of its non-Banking Subsidiaries is a corporation duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of the Banking Subsidiaries is duly organized, validly existing, and in good standing under the laws of the jurisdiction set forth on Exhibit A. The Borrower and each of its Subsidiaries are qualified to do business in all jurisdictions in which Borrower and its Subsidiaries conduct their business.

     Section 4.02. Corporate Power and Authority. The execution, delivery, and performance by the Borrower of the Loan Documents are within the Borrower's corporate powers and have been duly authorized by all necessary corporate action and do not and will not (1) require any consent or approval of the stockholders of the Borrower; (2) contravene such the Borrower's charter or bylaws; (3) violate any provision of any law, rule, regulation, order, writ, judgment, injunction, decree, determination, or award presently in effect having applicability to the Borrower; (4) result in a breach of or constitute a default under any indenture or agreement to which Borrower is a party or by which it or its properties may be bound or affected.

     Section 4.03. Legally Enforceable Agreement. This Agreement is, and each of the other Loan Documents are legal, valid, and binding obligations of the Borrower, and enforceable against the Borrower in accordance with their respective terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, and other similar laws affecting creditors' rights generally.

     Section 4.04. Financial Statements. The Consolidated Financial Statement of the Borrower and its Subsidiaries as of December 31, 1999, and the related consolidated reports of condition and income, of the Borrower and its Subsidiaries for the fiscal year then ended, and the accompanying footnotes, together with the opinion thereon dated December 31, 1999 of Porter Keadle Moore, LLP, independent certified public accountants, copies of which have been furnished to the Lender, are complete and correct and fairly present the financial condition of the Borrower and its Subsidiaries as at such dates and the results of the operations of the Borrower and its Subsidiaries for the periods covered by such statements. Since December 31, 1999 there has been no change in the business, property, prospects, condition (financial or otherwise) or results of operations of the Borrower or its Subsidiaries which would have a Material Adverse Effect. There are no liabilities of the Borrower or any Subsidiary, fixed or contingent, which are material but are not reflected in the financial statements or in the notes thereto, other than liabilities arising in the ordinary course of business since December 31, 1999.

     Section 4.05. Events of Default. There is no event which is, or which with notice or lapse of time or both would be, an Event of Default under this Agreement.

     Section 4.06. Litigation. Except as is set forth expressly on Exhibit G attached hereto, there are no pending or threatened actions, or legal or administrative proceedings before any court, Governmental Authority or Regulatory Authority which may, in any one case or in the aggregate, have a Material Adverse Effect.

     Section 4.07. Compliance With Regulations. There are no outstanding notices of charges, cease-and-desist orders (temporary or otherwise), or orders to take affirmative action issued by any Governmental Authority or Regulatory Authority against the Borrower, or any Subsidiary, or any director, officer, employee or agent of the Borrower or any Subsidiary. No agreement or memorandum of understanding has been entered into between any Governmental Authority or Regulatory Authority and the Borrower or any Subsidiary, or any director, officer, employee or agent of the Borrower or any Subsidiary. No notice of intention to remove from office or notice of intention to suspend from office has been served upon any officer or director of the Borrower or any Subsidiary by any Governmental Authority or Regulatory Authority.

     Section 4.08. Ownership and Liens. The Borrower and each Subsidiary have good and marketable title to, or valid leasehold interests in, all of their properties and assets including those reflected in the financial statements referred to in Section 4.04, and none of the properties and assets owned by the Borrower or any Subsidiary and none of their leasehold interests is subject to any Lien, except such as may be permitted pursuant to Section 6.01 of this Agreement.

     Section 4.09. Subsidiaries and Ownership of Stock. The Borrower's Consolidated Financial Statement, as provided to Lender, represents a complete and accurate list of the Subsidiaries. All of the outstanding capital stock of each Subsidiary has been validly issued, is fully paid and nonassessable, and is owned by the Borrower free and clear of all Liens.

     Section 4.10. ERISA. With respect to each Plan maintained by Borrower and each Subsidiary, the Borrower and each Subsidiary are in compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any Plan; no notice of intent to terminate a Plan has been filed, nor has any Plan been terminated; no circumstances exist which constitute grounds entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administer, a Plan, nor has the PBGC instituted any such proceedings. Upon the request of Lender, Borrower shall furnish to Lender such information with respect to any Plan as Lender may reasonably request.

     Section 4.11. Operation of Business. The Borrower and its Subsidiaries possess all licenses, permits, franchises, patents, copyrights, trademarks, and trade names, or rights thereto, necessary to conduct their respective businesses substantially as now conducted and as presently proposed to be conducted, and the Borrower and its Subsidiaries are not to Borrower's knowledge, in violation of any valid rights of others with respect to any of the foregoing.

     Section 4.12. Taxes. The Borrower and each of its Subsidiaries have filed all tax returns (federal, state, and local) required to be filed and have paid all taxes, assessments, and governmental charges and levies shown thereon to be due, including interest and penalties. Borrower and each of its subsidiaries maintains adequate reserves and accruals in respect of all such federal, state and other taxes and assessments. There are no unpaid assessments pending against Borrower or its Subsidiaries.

     Section 4.13. Environment. The Borrower and each Subsidiary have duly complied with, and their businesses, operations, assets, equipment, property, leaseholds, Other Real Estate Owned, or other facilities are in compliance in all material respects with, the provisions of all federal and state environmental, health, and safety laws, codes, and ordinances, and all rules and regulations promulgated thereunder. Neither the Borrower nor any Subsidiary has received notice of, nor knows of or suspects, facts which might constitute any violations of any federal or state environmental, health, or safety laws, codes, or ordinances, and any rules or regulations promulgated thereunder with respect to its businesses, operations, assets (including but not limited to real property loan collateral), equipment, property, leaseholds, or other facilities. Set forth in Exhibit H is a list of all real property owned (other than Other Real Estate Owned) or leased by the Borrower and its Subsidiaries, wherever located, and a brief description of the business conducted at such location.

     Section 4.14. Governmental Approval. All permits, consents, authorizations, approvals, declarations, notifications, filings or registrations with any Governmental Authority or Regulatory Authority or any third party which are necessary in connection with the consummation of this transaction have been obtained on or before the date hereof.

     Section 4.15. Securities Activities. The Borrower has not issued any securities except as were (a) duly registered under the Securities Act of 1933, as amended, and applicable blue sky laws, or (b) validly exempt from registration.

     Section 4.16. Deposit Insurance. Each Banking Subsidiary is an "insured depository institution" within the meaning of Section 3 (c)(2) of the Federal Deposit Insurance Act, as amended.

     Section 4.17. Reserves. The reserves created for loan and other losses of each Banking Subsidiary are sufficient and meet the minimum requirements of each Banking Subsidiary's primary Regulatory Authority.


                                    ARTICLE V

                              AFFIRMATIVE COVENANTS

     So long as the Note shall remain unpaid, the Borrower will, and where applicable, cause each Subsidiary, to:

     Section 5.01. Use of Proceeds. Use the proceeds of the Revolving Credit only for the purpose set forth herein, and will furnish the Lender such evidence as it may reasonably require with respect to such use.

     Section 5.02. Maintenance of Existence. Preserve and maintain its corporate existence and good standing in the jurisdiction of its incorporation or organization and its qualification and good standing in all jurisdictions where such qualification is required under applicable law, and conduct its business in the manner in which it is now conducted subject only to changes made in the ordinary course of business.

     Section 5.03. Maintenance of Records. Keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Borrower and its Subsidiaries, and permit any person or entity designated in writing by Lender to visit and inspect any of its properties, books and financial records, and to make copies thereof and take extracts therefrom.

     Section 5.04. Maintenance of Properties. Maintain, keep, and preserve, all of its properties (tangible and intangible) necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted.

     Section 5.05. Maintenance of Insurance. Maintain insurance coverages including, but not limited to, bankers' blanket bonds, public liability insurance, and fire and extended coverage insurance on all assets owned by them, all in such form and amounts, and with such insurers, as are satisfactory to the Lender.

     Section 5.06. Compliance with Laws. Comply in all material respects with all applicable laws, rules, regulations, orders, and material agreements to which they are subject, such compliance to include, without limitation, maintaining adequate cash reserves for the payment of, and paying before the same become delinquent, all taxes, assessments, and governmental charges imposed upon it or upon its property except as contested in good faith.

     Section 5.07. Deposit Insurance. Maintain federal deposit insurance and to be a member of the Federal Deposit Insurance Corporation (or any successor thereto).

     Section 5.08. Reporting Requirements. Furnish to the Lender:

     (1) Quarterly Financial Statements. As soon as available and in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Borrower, interim unaudited consolidated and unconsolidated balance sheets of Borrower, and related statements of income, shareholders equity and cash flows of the Borrower for the prior quarter.

     (2) Call Reports. As soon as available, and in any event within thirty (30) days after the end of each fiscal quarter of the Borrower, copies of all Call Reports of the Borrower and each Banking Subsidiary.

     (3) Annual Financial Statements. As soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of the Borrower, Consolidated Financial Statements and unconsolidated balance sheets of the Borrower and its Subsidiaries as of the end of such fiscal year and consolidated and unconsolidated statements of income, shareholder's equity, and cash flows of the Borrower and its Subsidiaries for such fiscal year, all in reasonable detail and stating in comparative form the respective figures for the corresponding date and period in the prior fiscal year and accompanied by an opinion thereon acceptable to the Lender by Porter Keadle Moore, LLP or other accountants selected by the Borrower and acceptable to the Lender;

     (4) F.R.Y.-6 Annual Report. As soon as available, and in any event within ten (10) days after the filing thereof, a copy of the Borrower's F.R.Y.-6 Annual Report to the Federal Reserve System.

     (5) Management Letters. Promptly upon receipt thereof, copies of any reports submitted to the Borrower or any Subsidiary by independent certified public accountants in connection with examination of the financial statements of the Borrower or any Subsidiary made by such accountants;

     (6) Certificate of No Default. Within forty-five (45) days after the end of each of the quarters of each fiscal year of the Borrower, a certificate of the chief financial officer of the Borrower, substantially in the form of Exhibit I attached hereto and made a part hereof (a) certifying, inter alia, that (i) the representations and warranties contained in Article IV hereof and in each of the Loan Documents remain true and correct (except to the extent that such representations and warranties relate solely to an earlier date), (ii) the Borrower and Subsidiaries are in compliance with the covenants set forth herein, and (iii) that no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which is proposed to be taken with respect thereto; and
(b) with computations demonstrating compliance with the covenants contained in
Article VII;

     (7) Accountant's Report. Simultaneously with the delivery of the annual financial statements referred to in Section 5.08(3), such statements to the effect that, in making the examination necessary for the audit of such statements, they have obtained no knowledge of any condition or event which constitutes an Event of Default, or if such accountants shall have obtained knowledge of any such condition or event, specifying in such certificate each such condition or event, of which they have knowledge and the nature and status thereof;

     (8) Notice of Litigation. Promptly after the commencement thereof, notice of all actions, suits, and proceedings before any court or governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, affecting the Borrower or any Subsidiary which, if determined adversely to the Borrower or such Subsidiary, could have a Material Adverse Effect;

     (9) Notice of Events of Default. The Borrower will notify the Lender immediately if it becomes aware of the occurrence of any Event of Default or of any fact, condition, or event that only with the giving of notice or passage of time, or both, could become an Event of Default, or of the failure of the Borrower to observe any of their respective undertakings hereunder;

     (10) ERISA Reports. As soon as possible, and in any event within thirty
(30) days after the Borrower knows or has reason to know that any circumstances exist that constitute grounds entitling the PBGC to institute proceedings to terminate a Plan with respect to the Borrower or any Commonly Controlled Entity, and promptly, but in any event within two (2) Business Days of receipt by the Borrower or any Commonly Controlled Entity of notice that the PBGC intends to terminate a Plan or appoint a trustee to administer the same, and promptly, but in any event within five (5) Business Days of the receipt of notice concerning the imposition of withdrawal liability in excess of ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($100,000.00) with respect to the Borrower or any Commonly Controlled Entity, the Borrower will deliver to the Lender a certificate of the chief financial officer of the Borrower setting forth all relevant details and the action which the Borrower proposes to take with respect thereto;

     (11) Reports to Other Creditors. Promptly after the furnishing thereof, copies of any statement or report furnished by Borrower or any Subsidiary (except such statements or reports furnished by Borrower or any Subsidiary in the ordinary course of their respective business as lenders) to any other party pursuant to the terms of any indenture, loan, credit, or similar agreement and not otherwise required to be furnished to the Lender pursuant to any other clause of this Section 5.08;

     (12) Proxy Statements, Etc. Promptly after the sending or filing thereof, copies of all proxy statements, financial statements, and reports which the Borrower or any Subsidiary sends to its stockholders, and copies of all regular, periodic, and special reports, and all registration statements which the Borrower or any Subsidiary files with the Securities and Exchange Commission or any Governmental Authority which may be substituted therefor, or with any national securities exchange;

     (13) Reports to Regulatory Agencies. Promptly after the sending or filing of the same, copies of all Call Reports and other reports, including without limitation responses to administrative enforcement actions, and modifications or amendments thereto, that the Borrower or its Subsidiaries sends or files with any Regulatory Authority; and

     (14) Notice of Regulatory Action. Promptly, written notice of (i) the issuance of any notice of charges, cease-and-desist order (temporary or otherwise), or order to take affirmative action by any Governmental Authority or Regulatory Authority against the Borrower or any Subsidiary, or any director, officer, employee or agent of any of the same, (ii) the service of any notice of intention to remove from office or notice of intention to suspend from office by any Governmental Authority or Regulatory Authority upon any director or officer of the Borrower or any Subsidiary, (iii) the issuance of a notice of termination of the status of any Banking Subsidiary as an insured bank under the Federal Deposit Insurance Corporation Act, as amended, or (iv) the entering into of any agreement or memorandum of understanding between any Governmental Authority or Regulatory Authority and the Borrower or any Subsidiary, or any director, officer, employee or agent of the Borrower or any Subsidiary.

     (15) Other Financial Data. As soon as available and in any event within forty-five (45) days after the end of each of the first three (3) quarters and one hundred twenty (120) days after the end of the fiscal year, for the Borrower and each Subsidiary, sufficient information to enable the Lender to ascertain whether or not Borrower is in compliance with the Financial Covenants set forth in Article VII hereof;

     (16) Adverse Changes. Promptly after the occurrence thereof and in no event later than ten (10) days thereafter, full disclosures of any circumstances which would have a Material Adverse Effect.

     (17) General Information. Such other information respecting the condition or operations, financial or otherwise, of the Borrower or any Subsidiary as the Lender may from time to time reasonably request.

     Section 5.09. Environment. Be and remain in all material respects, in compliance with the provisions of all federal and state environmental, health, and safety laws, codes and ordinances, and all rules and regulations issued thereunder; and notify the Lender immediately of any notice of an environmental complaint received from any Governmental Authority or any other Person.

     Section 5.10. Composite Rating. Maintain the applicable composite rating (i.e., CAMEL, BOPEC, MACRO, or such other applicable composite rating) of safety and soundness of any Regulatory Authority charged with examining the Borrower or any Banking Subsidiary, which is not less than the lower of (i) the composite rating which exists at the date of this Agreement or (ii) a composite CAMEL rating of 3.

     Section 5.11. Capital Adequacy. Maintain at all times, the minimum levels of regulatory capital necessary to maintain the regulatory capital classification of "Well Capitalized."


                                   ARTICLE VI

                               NEGATIVE COVENANTS

     So long as the Note shall remain unpaid, the Borrower will not, or permit any Subsidiary to:

     Section 6.01. Liens. Create, incur and assume, or suffer to exist, any Lien upon or with respect to any of its properties, now owned or hereafter acquired, except:

     (1) Liens in favor of the Lender;

     (2) Liens for taxes or assessments or other governmental charges or levies if not yet due and payable or, if due and payable, if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

     (3) Liens imposed by law, such as mechanics', materialmen's, landlords', warehousemen's, and carriers' Liens, securing obligations incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

     (4) Liens under workers' compensation, unemployment insurance, Social Security, or similar legislation;

     (5) Liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases (permitted under the terms of this Agreement), public or statutory obligations, surety, stay, appeal, indemnity, performance, or other similar bonds, or other similar obligations arising in the ordinary course of business;

     (6) Judgment and other similar Liens arising in connection with court proceedings, provided the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings;

     (7) Easements, rights-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use, and enjoyment by the Borrower or any Subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto;

     (8) Liens incidental to the conduct of banking business, not incurred in connection with the borrowing of money, arising out of transactions in federal funds, repurchaser agreements, interbank credit facilities, bank deposits, or other obligations to customers or depositors of the Borrower's Banking Subsidiaries, as such, arising under the leases of real and personal property, or arising out of transactions by the Borrower or any of its Subsidiaries as trustee.

     (9) Liens securing obligations of a Subsidiary to the Borrower or another Subsidiary;

     (10) Liens incurred in connection with the borrowing by a Banking Subsidiary from the Federal Reserve Bank, or any correspondent bank, in the ordinary course of business; and

     (11) Those Liens specified in Exhibit J attached hereto and made a part hereof.

     Section 6.02. Debt. Create, incur, assume, or suffer to exist, any Debt, except:

     (1) Debt of the Borrower under this Agreement or the Note;

     (2) Debt described in Exhibit K, but no voluntary prepayments, renewals, extensions, or refinancings thereof;

     (3) Debt of a Banking Subsidiary to the Federal Reserve Bank, or a correspondent bank, in the ordinary course of business;

     (4) Debt of the Borrower to any Subsidiary or of any Subsidiary to the Borrower or other Subsidiary;

     (5) Accounts payable to trade creditors for goods or services which are not aged more than sixty (60) days from the billing date and current operating liabilities (other than for borrowed money) which are not more than sixty (60) days past due, in each case incurred in the ordinary course of business, as presently conducted, and paid within the specified time, unless contested in good faith and by appropriate proceedings.

     Section 6.03. Merger. The Borrower will not, nor will it permit any Subsidiary to, merge or consolidate with or into any other Person, except that
(i) any Subsidiary may merge with the Borrower or another Subsidiary provided that the Borrower or such Subsidiary is the continuing or surviving entity; or
(ii) the Borrower may merge with another Person; provided that the Borrower is the continuing or surviving corporation; and immediately after the consummation of the transaction, and after giving effect thereto, no Default or Event of Default exists.

     Section 6.04. Sale of Assets. The Borrower will not, nor will it permit any Subsidiary to, lease, sell or otherwise dispose of its property to any other Person except for (i) sales of loans, sales of receivables in connection with asset securitization financings and sales of other similar assets, in each case in the ordinary course of business and (ii) leases, sales or other dispositions of its property that, together with all other property of the Borrower and its Subsidiaries previously leased, sold or disposed of (other than as permitted in clause (i) of this Section 6.04) as permitted by this Section during the twelve-month period ending with the month in which any such lease, sale or other disposition occurs, do not constitute all or substantially all of the property of the Borrower and its Subsidiaries.

     Section 6.05. Acquisitions. If, at any time, any Banking Subsidiary of the Borrower ceases to be Well-Capitalized, then the Borrower will not, nor will it permit any Subsidiary to, make any Acquisition of any Person, except;

                  (i) if such Acquisition is of a (w) bank holding company and one or more banks, and such bank holding company has a composite BOPEC rating of 3 or better, (x) bank only and such bank has a composite CAMEL rating of 3 or better, (y) savings and loan association or a branch thereof and either (1) such savings and loan association or branch thereof has a composite MACRO rating of 3 or better, or (2) such Acquisition is being made from the Federal Deposit Insurance Corporation, the Resolution Trust Corporation or any successor thereof and is being assisted by any such Regulatory Authority; or

                  (ii) Acquisitions which do not satisfy the foregoing rating requirements in an aggregate amount not to exceed 10% of the consolidated assets of the Borrower and its Subsidiaries, calculated during the twelve-month period ending with the month in which any such Acquisition is consummated.

     Notwithstanding the foregoing, immediately after the consummation of any Acquisition by the Borrower or any Subsidiary, and after giving effect thereto, no Default or Event of Default shall exist.

     Section 6.06. Leases. Create, incur, assume, or suffer to exist, or permit any Subsidiary to create, incur, assume, or suffer to exist, any obligation as lessee for the rental or hire of any real or personal property, except: (1) leases existing on the date of this Agreement and any extensions or renewals thereof; (2) leases (other than Capital Leases) which do not in the aggregate require the Borrower and its Subsidiaries on a consolidated basis to make payments (including taxes, insurance, maintenance, and similar expense which the Borrower or any Subsidiary is required to pay under the terms of any lease) in any fiscal year of the Borrower in excess of ONE HUNDRED THOUSAND AND NO/100 DOLLARS ($100,000.00); (3) leases between the Borrower and any Subsidiary or between any Subsidiaries. The Lender, in its sole discretion, may consent in writing to additional exceptions.

     Section 6.07. Sale and Leaseback. Without Lender's prior written approval, sell, transfer, or otherwise dispose of, or permit any Subsidiary to sell, transfer, or otherwise dispose of, any real or personal property to any Person and thereafter directly or indirectly lease back the same or similar property.

     Section 6.08. Dividends. After the date hereof, make any distribution in respect of its capital stock or purchase, or redeem or otherwise acquire any shares of its outstanding capital stock unless such action has been approved by the necessary Regulatory Authorities and the Lender and provided such distribution, redemption or acquisition shall not have a Material Adverse Effect.

     Section 6.09. Guaranties, Etc. Assume, guarantee, endorse, or otherwise be or become directly or contingently responsible or liable, or permit any Subsidiary to assume, guarantee, endorse, or otherwise be or become directly or contingently responsible or liable for obligations of any Person, except (i) guaranties by endorsement of negotiable instruments for deposits or collection or similar transactions in the ordinary course of business and (ii) letters of credit issued by the Banking Subsidiaries in the ordinary course of business.

     Section 6.10. Transactions with Affiliates. Enter into any transaction, including, without limitation, the purchase, sale, or exchange of property or the rendering of any services, with any Affiliate, or permit any Subsidiary to enter into any transaction with any Affiliate, except in the ordinary course of and pursuant to the reasonable requirements of the Borrower's or such Subsidiary's business, upon fair and reasonable terms no less favorable to the Borrower or such Subsidiary than would obtain in a comparable arm's-length transaction with a Person not an Affiliate, and in compliance with all applicable regulatory and statutory requirements.

                                   ARTICLE VII

                               FINANCIAL COVENANTS


     So long as the Note shall remain unpaid:

     Section 7.01. ROA. Until the Revolving Maturity Date, Borrower's consolidated income from operations before taxes shall be at least equal to 2.5 times Borrower's consolidated debt service based upon a trailing twelve-month calculation. This covenant shall be tested on a quarterly basis. During the first three years of the Term Loan, Greater Rome Bank shall maintain a return on assets of at least one percent (1%) based upon a trailing twelve-month calculation. This covenant shall be tested on a quarterly basis. During the final two years of the Term Loan, Greater Rome Bank shall maintain a return on assets of at least one and one-tenth percent (1.1%) based upon a trailing twelve month calculation. This covenant shall be tested on a quarterly basis.

     Section 7.02. Tangible Equity/ Total Assets. Borrower shall at all times maintain, on a consolidated basis, tangible equity capital, as determined under GAAP, in an amount greater than or equal to seven percent (7.0%) of Borrower's consolidated total assets.

     Section 7.03. Bank Reserves/ Non Performing Loans. Each Banking Subsidiary shall at all times maintain reserves greater than or equal to the greater of (i) two hundred percent (200%) of total Non-Performing Loans or (ii) the minimum reserves required by any applicable Regulatory Authority.

     Section 7.04. Bank Asset Quality Ratio. At all times, the quotient of (i) Non-Performing Loans plus Other Real Estate Owned divided by (ii) Net Loans plus Other Real Estate Owned shall be less than or equal to one and three tenths percent (1.3%). For purposes hereof, the term "Net Loans" shall mean Borrower's total loans on a consolidated basis minus Non-Performing Loans.


                                  ARTICLE VIII

                                EVENTS OF DEFAULT

     Section 8.01. Events of Default. An Event of Default shall be deemed to exist if any of the following events shall occur:

     (1) The Borrower shall fail to pay the principal of or interest on or any fee hereunder or on the Note when due;

     (2) Any representation, warranty or certification made or deemed made by the Borrower in this Agreement, the Security Agreement, or any of the other Loan Documents, or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document, shall prove to have been incorrect, incomplete, or misleading in any material respect on or as of the date made or deemed made;

     (3) The Borrower shall fail to perform or observe any term, covenant, condition or agreement contained herein or in any other of the Loan Documents;

     (4) Any Event of Default as defined herein or in any other of the Loan Documents shall occur;

     (5) The Borrower or any of its Subsidiaries shall (a) fail to pay any indebtedness for borrowed money (other than the Note) of the Borrower or such Subsidiary, as the case may be, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) or after the expiration of any applicable grace period; or (b) fail to perform or observe any term, covenant, or condition on its part to be performed or observed under any agreement or instrument relating to any such indebtedness, when required to be performed or observed, if the effect of such failure to perform or observe is to accelerate, or to permit the acceleration of, after the giving of notice or passage of time, or both, the maturity of such indebtedness, whether or not such failure to perform or observe shall be waived by the holder of such indebtedness; or any such indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof and Borrower or its Subsidiaries fails to pay such indebtedness in full;

     (7) The Borrower or any of its Subsidiaries (a) shall generally not pay, or shall be unable to pay, or shall admit in writing its inability to pay its debts as such debts become due; or (b) shall make an assignment for the benefit of creditors, or petition or apply to any tribunal for the appointment of a custodian, receiver, or trustee for it or a substantial part of its assets; or
(c) shall commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (d) shall have had any such petition or application filed or any such proceeding commenced against it in which an order for relief is entered or an adjudication or appointment is made, and which remains undismissed for a period of thirty (30) days or more; or
(e) shall take any corporate action indicating its consent to, approval of, or acquiescence in any such petition, application, proceeding, or order for relief or the appointment of a custodian, receiver, or trustee for all or any substantial part of its properties; or (f) shall suffer any such custodianship, receivership, or trusteeship to continue undischarged for a period of thirty
(30) days or more;

     (8) One or more judgments, decrees, or orders for the payment of money in excess of one hundred thousand and no/100 Dollars ($100,000.00) in the aggregate shall be rendered against the Borrower or any of its Subsidiaries, the amount of said judgment(s) not covered by Borrower's or Subsidiaries' insurance is in excess of one hundred thousand and no/100 Dollars ($ 100,000.00), and such judgments, decrees, or orders shall continue unsatisfied and in effect for a period of thirty (30) consecutive days without being vacated, discharged, satisfied, or stayed or bonded pending appeal;

     (9) The Security Agreement shall at any time after its execution and delivery and for any reason cease (a) to create a valid and perfected first priority security interest in and to the property purported to be subject to such Security Agreement; or (b) to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by the Borrower, or the Borrower shall deny it has any further liability or obligation under the Security Agreement, or the Borrower shall fail to perform any of its obligations under the Security Agreement;

     (10) Any of the following events shall occur or exist with respect to the Borrower and any Commonly Controlled Entity under ERISA; any Reportable Event shall occur; complete or partial withdrawal from any Multiemployer Plan shall take place; any Prohibited Transaction shall occur; a notice of intent to terminate a Plan shall be filed, or a Plan shall be terminated; or circumstances shall exist which constitute grounds entitling the PBGC to institute proceedings to terminate a Plan, or the PBGC shall institute such proceedings; and in each case above, such event or condition, together with all other events or conditions, if any, could subject the Borrower to any tax, penalty, or other liability which in the aggregate may exceed one hundred thousand and no/100 Dollars ($100,000.00); or

     (11) If any Governmental Authority asserts or creates a Lien upon any or all of the assets, equipment, property, leaseholds, or other facilities of the Borrower by reason of the occurrence of a hazardous discharge or any environmental complaint; or if any Governmental Authority asserts a claim against the Borrower and/or its assets, equipment, property, leaseholds, or other facilities for damages or cleanup costs relating to a hazardous discharge or an environmental complaint; provided, however, that such claim shall not constitute a default if, within ten (10) Business Days of the occurrence giving rise to the claim, (a) the Borrower can prove to the Lender's satisfaction that the Borrower has commenced and is diligently pursuing either: (i) a cure or correction of the event which constitutes the basis for the claim, and continues diligently for any injunction, a restraining order, or other appropriate emergency relief preventing such Governmental Authority from asserting such claim, which relief is granted within ten (10) Business Days of the occurrence giving rise to the claim and the injunction, order, or emergency relief is not thereafter resolved or reversed on appeal; and (b) in either of the foregoing events, the Borrower has posted a bond, letter of credit, or other security satisfactory in form, substance, and amount to both the Lender and the Governmental Authority asserting the claim to secure the proper and complete cure or correction of the event which constitutes the basis for the claim;

     (12) If the Borrower or any Banking Subsidiary, or the directors, officers, or employees thereof, becomes subject to any regulatory enforcement action, which includes without limitation a memorandum of understanding, written agreement, supervisory directive, capital directive, removal action, or cease and desist order, which regulatory enforcement action limits or restricts the ability of Borrower or any Banking Subsidiary to engage in its normal business;

     (13) If the President and Chairman, or either one of them, shall cease, without the prior written consent of Lender, to be actively involved in the senior management of Borrower or Borrower otherwise shall fail to maintain senior management having sufficient skill and experience in Borrower's industry to manage Borrower and each Subsidiary competently and efficiently.

     (14) If the ownership of Borrower as presently constituted shall change such that more than twenty five percent (25%) of the outstanding voting stock shall be transferred to any Person other than (i) an existing shareholder who prior to the transfer owned not less than five percent (5%) of the outstanding voting stock of Borrower or (ii) an immediate family member of the transferring shareholder.

     (15) Any Banking Subsidiary shall be unable or shall be deemed to be unable to declare and distribute dividends as a result of restrictions imposed by applicable regulation or by any Regulatory Authority.


     Section 8.02. Remedies upon Event of Default.

     Upon the occurrence of an Event of Default, the Lender may:

                  (1) Without notice to the Borrower, declare the Note, all interest thereon, and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Note, all such interest, and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest, or further notice of any kind, all of which are hereby expressly waived by the Borrower;

                  (2) At any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), set off and apply (i) any and all deposits (general or special, time or demand, provisional or final) at any time held by the Lender, and (ii) other indebtedness at any time owing by the Lender to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower, now or hereafter existing under this Agreement or the Note or any other Loan Document, irrespective of whether or not the Lender shall have made any demand under this Agreement or the Note or under any other of the Loan Documents and although such obligations may be unmatured;

                  (3) Exercise from time to time any and all rights and remedies available to a secured party when a debtor is in default under a security agreement as provided in the Uniform Commercial Code of Georgia, or available to Lender under any other applicable law or in equity, including without limitation the right to any deficiency remaining after disposition of the Collateral;

                  (4) At its option, and without notice or demand of any kind, exercise from time to time any and all other rights and remedies available to it under this Agreement or any of the other Loan Documents;

                  (5) Borrower shall pay all of the reasonable costs and expenses incurred by Lender in enforcing its rights under this Agreement and the other Loan Documents. In the event any claim under this Agreement or under any of the other Loan Documents is referred to an attorney for collection, or collected by or through an attorney at law,

Borrower will be liable to Lender for all expenses incurred by it in seeking to enforce its rights hereunder, under any other of the Loan Documents or in the Collateral, including without limitation reasonable attorneys' fees; and

                  (6) Any proceeds from disposition of any of the Collateral may be applied by Lender first to the payment of all expenses and costs incurred by Lender in enforcing the rights of Lender under each of the Loan Documents and in collecting, retaking, holding, preparing the Collateral for and advertising the sale or other disposition of and realizing upon the Collateral, including without limitation reasonable attorneys' fees actually incurred, as well as all other legal expenses and court costs. Any balance of such proceeds may be applied by Lender toward the payment of the Loan and in such order of application as the Lender may from time to time elect. Lender shall pay the surplus, if any, to Borrower. Borrower shall pay the deficiency, if any, to Lender.

                                   ARTICLE IX

                                  MISCELLANEOUS

     Section 9.01. Amendments, Etc. No amendment, modification, termination, or waiver of any provision of any Loan Document to which the Borrower is a party, nor consent to any departure by the Borrower from any Loan Document to which it is a party, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     Section 9.02. Notices, Etc. All notices and other communications provided for under this Agreement and under the other Loan Documents shall be in writing (including telegraphic, telex, and facsimile transmissions) and mailed or transmitted or delivered as follows:

     If to the Borrower:

     Greater Rome Banshares, Inc.
     1490 Martha Berry Boulevard,
     Rome, Georgia 30165
     Attention: E. Grey Winstead, III


     If to the Lender:

     SunTrust Bank
     Southeastern Financial Institutions
     25 Park Place
     Atlanta, Georgia 30302
     Attention: Michael V. Holcomb

or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 9.02. Except as otherwise provided in this Agreement, all such notices and communications shall be effective five (5) days after being deposited in mails or delivered to the telegraph company, or sent, answerback received, respectively, addressed as aforesaid.

     Section 9.03. No Waiver. No failure or delay on the part of the Lender in exercising any right, power, or remedy granted hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy hereunder.

     Section 9.04. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower may not assign or transfer any of its rights under any Loan Document to which the Borrower is a party without the prior written consent of the Lender.

     Section 9.05. Costs, Expenses, and Taxes. The Borrower agrees to pay on demand all costs and expenses incurred by the Lender in connection with the preparation, execution, delivery, filing, recording and administration of the Loan Documents, and of any amendment, modification, or supplement to the Loan Documents, including, without limitation, the fees and out-of-pocket expenses of counsel for the Lender incurred in connection with advising the Lender as to its rights and responsibilities hereunder, as well as any stamp and other taxes and fees payable or determined to be payable with respect to the Loan Documents. The Borrower also agrees to pay all such costs and expenses, including court costs, incurred in connection with enforcement of the Loan Documents, or any amendments, modification, or supplement thereto, whether by negotiation, legal proceedings, or otherwise. This provision shall survive termination of this Agreement.

     Section 9.06. Integration. This Agreement and the Loan Documents contain the entire agreement between the parties relating to the subject matter hereof and supersede all oral statements and prior writing with respect thereto.

     Section 9.07. Indemnity. The Borrower hereby agrees to defend, indemnify, and hold the Lender harmless from and against any and all claims, damages, judgments, penalties, costs, and expenses (including attorney's fees and court costs now or hereafter arising from the aforesaid enforcement of this clause) arising directly or indirectly from the activities of the Borrower and its Subsidiaries, and its predecessors in interest, or arising directly or indirectly from the Borrower's or any Subsidiaries', or any predecessors in interest's, violation of any environmental protection, health, or safety law, whether such claims are asserted by any Governmental Authority or any other Person. This indemnity shall survive termination of this Agreement.

     Section 9.08. Governing Law. This Agreement and the Note shall be governed by, and construed in accordance with, the laws of the State of Georgia and the applicable laws of the United States of America.

     Section 9.09. Severability of Provisions. Any provision of any Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 9.10. Participations. Lender shall have the right at any time and from time to time to grant participations in the Note and any other Loan Documents. Each actual or proposed participant shall be entitled to receive all information received by Lender regarding the Borrower and its Subsidiaries, including, without limitation, information required to be disclosed to a participant pursuant to Banking Circular 181 (Rev., August 2, 1984), issued by the Comptroller of the Currency (whether the actual or proposed participant is subject to the circular or not).

     Section 9.11. Headings. Article and Section headings in the Loan Documents are included in such Loan Documents for the convenience of reference only and shall not constitute a part of the applicable Loan Documents for any other purpose.

     Section 9.12. Jury Trial Waiver. THE LENDER AND THE BORROWER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM, OR COUNTERCLAIM, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE LOAN DOCUMENTS. NO OFFICER OF THE LENDER HAS AUTHORITY TO WAIVE, CONDITION, OR MODIFY THIS PROVISION.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                               GREATER ROME BANCSHARES, INC.


                               By:/s/Thomas D. Caldwell, III
                                  ---------------------------

                               Title: President
                                     ------------------------

[CORPORATE SEAL]
                               And:/s/ E. Grey Winstead, III
                                   --------------------------

                               Title: CFO
                                     ------------------------




                               SUNTRUST BANK


                               By:/s/
                                  ---------------------------

                               Title:------------------------


                               And:/s/
                                   --------------------------

                               Title:
                                     ------------------------

EXHIBIT 6


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 8, 2002, accompanying the financial statements of Greater Rome Bancshares, Inc. included as an attachment to the Proxy Statement and Transaction Statement on Schedule 13e-3 dated September 24, 2002, as amended. We hereby consent to the inclusion of the aforementioned report in the attachment to the Proxy Statement and Transaction Statement on
Schedule 13e-3, as amended.


                                          /s/PORTER KEADLE MOORE, LLP

                                                 Atlanta, Georgia
November 5, 2002